ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

August 28, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Amendment No. 3 to Registration Statement on Form S-11
Filed June 30, 2020
File No. 333-236458

Dear Sir or Madam:

We have electronically filed herewith on behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding 1, LLC (the “Guarantor”), as co-registrants (“Registrants”), Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-11 filed with the Securities and Exchange Commission (“SEC”) on February 14, 2020 and as amended on May 13, 2020, May 14, 2020 and June 30, 2020 (“Form S-11”). Amendment No. 4 is marked with < R > tags to show changes made from Amendment No. 3 to the Form S-11 filed on June 30, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated August 6, 2020 (“August 6th Comment Letter”) and the remaining unaddressed Comments Nos. 3, 4, 6 of the Staff set forth in the Staff’s comment letter to Chris Christensen dated July 15, 2020 (“July 15th Comment Letter”). We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letters.

August 6th Comment Letter

Response dated July 28, 2020

General

Comment 1: We note your response to comment 1. For example, we note the disclosure of interest rate premiums that “the company may make under the Interest Premium Program which may be effective from time to time ....” (emphasis added). As we have previously noted, investors need transparency regarding the pricing terms of the security. Given that elements of the interest rate remain undetermined such that investors would be unable to determine the rate at the time of their investment, the disclosure of the pricing structure on the notes does not comply with Item 202(b)(1) and Item 501(b)(3) of Regulation S-K, as required. Please revise your pricing structure and disclosure as necessary.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 2

Response: In response to the Staff’s comment and a subsequent conference call with James Lopez (Legal Branch Chief of Division of Corporation Finance) at the SEC, the Registrants have further revised the pricing structure of the Interest Rate Premium Reward Program (“Interest Premium Program”) by removing the Registrants’ ability to suspend, terminate, modify, or add to the Interest Premium Program and making conforming changes throughout the prospectus (such as removing the references to the ability of the Interest Premium Program to be effective from time to time) in order to comply with Item 202(b)(1) and Item 501(b)(3) of Regulation S-K.

Comment 2: We note the volume milestone interest rate premium. It appears that the milestone is met when a broker dealer or investment advisor that has a selling agreement with you has clients that collectively meet the volume milestone. It is unclear how an investor could have accurate disclosure as to what volume milestone premium is available at the time of their investment. Please tell us how you intend to provide investors with information about this interest rate premium at the time of their investment.

Response: In response to the Staff’s comment, the Registrants shall no longer be offering the volume milestone interest rate premium as part of the Interest Premium Program. Accordingly, the Registrants have removed the volume milestone interest rate premium from the Interest Premium Program in Amendment No. 4.

Comment 3: We note your response to comment 2 and that the reinvested interest will be conducted as a part of this registered offering. Please revise the registration statement as appropriate to include the reinvested interest.

Response: In response to the Staff’s comment, the Registrants revised Amendment No. 4 to provide for the registration of Notes purchased with reinvested interest and that the Notes purchased with the reinvested interest will accrue a floating rate of interest (“Floating Rate”) at a rate per annum equal to the Average Savings Account Rate as posted by the FDIC plus 2.00%, reset quarterly on January 1, April 1, July 1, and October 1 of each year based on the Average Savings Account Rate posted by the FDIC on December 15, March 15, June 15, and September 15, respectively, of the prior month. In addition to the Floating Rate, we may pay Interest Rate Premiums pursuant to our Interest Rate Premium Rewards Program on the Notes purchased with the reinvested interest.

Additionally, please tell us how you intend to inform investors of the interest rate at the time of the reinvestment.

Response: In response to the Staff’s comment, the Registrants revised Amendment No. 4 to provide that the Floating Rate of the Notes purchased with reinvested interest (same as the Notes purchased with direct investments) will be disclosed on the Registrants’ website at www.icapequity.com/vault and in pricing supplements filed with the SEC prior to the effective date of the quarterly reset of the Floating Rates.

July 15th Comment Letter

Amendment No. 3 to Registration Statement on Form S-11 filed June 30, 2020

General

Comment 3: Please explain to us how you determined to market and sell the Demand Notes as “Senior Secured” Demand Notes when it appears that the Notes will be subordinated to all existing and future obligations of your subsidiaries. We also note the disclosure on page 36 that the Notes and guarantee are secured by a second-priority lien in the membership interests in Vault Holding 1, LLC.

Response: In response to the Staff’s comment, the Registrants have decided to market and sell the Demand Notes as “Demand Notes” rather than “Senior Secured Demand Notes”. Accordingly, the Registrants have revised the references in the prospectus from Senior Secured Demand Notes” to “Demand Notes”.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 3

Comment 4: We note your response to our prior Comment 3. If the offer is being made pursuant to “objectively determinable offer conditions,” as the disclosure on pages 43 and 44 now suggests, please disclose what those conditions are. Please note that our prior Comment 3 was intended to convey the Staff’s view that an unfettered right to terminate the offer may have constituted an illusory tender offer in contravention of Section 14(e). Given that the exchange offer component of the contemplated offering has been removed, the concern regarding an illusory tender offer is no longer present. However, the insertion of the references to “objectively determinable offer conditions” now renders the disclosure unclear.

Response: In response to the Staff’s comment, the Registrants have removed the references to “objectively determinable offer conditions” from the disclosure in Amendment No. 4.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-16

Comment 6: We note your response to our prior comment 8. We further note your disclosure that there has been no activity in Vault Holding 1, LLC since its inception. Please confirm for us and revise your filing to disclose, if true, that Vault Holding 1, LLC has not commenced operations and has no (or nominal) assets and liabilities. To the extent this disclosure is not true, we may have further comment.

Response: In response to the Staff’s comment, the Registrants confirm and have revised the disclosure throughout Amendment No. 4 to provide that Vault Holding 1, LLC has not commenced operations and has no assets and liabilities.

If the Staff has any further comments regarding the Form S-11, Amendment No. 4 or any subsequent amendments to the Company’s offering statement on Form S-11, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission

Jennifer Monick/ U.S. Securities and Exchange Commission

Jonathan Burr/ U.S. Securities and Exchange Commission

David Link/ U.S. Securities and Exchange Commission

Chris Christensen/iCap Vault 1, LLC

Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832